Securities and Exchange Commission
February 7, 2014

February 7, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Stephen Krikorian

Re:	Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 13, 2013
Form 8-K filed November 6, 2013
File No. 000-25137

Dear Mr. Krikorian:

We have received your letter dated January 24, 2014, conveying comments of the Staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2013, and Form 8-K filed November 6, 2013. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2013
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 10. Debt
2015 Convertible Senior Notes, page 60

1.
We note your disclosure that these Notes are currently convertible at the holders’ option for the quarter ending December 31, 2013, and have been classified as a current liability. Tell us what consideration you gave to presenting as temporary equity the excess of the amount of cash that would be required to be paid to the holder upon a conversion over the carrying amount of the liability classified component of the convertible debt instrument. We refer you to ASC 480-10-S99-3A-12.d.

Securities and Exchange Commission
February 7, 2014

Response:
We respectfully acknowledge the Staff’s comment. In response to the comment, we have, in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, within the balance sheets as of December 31, 2013 and September 30, 2013, and within Note 13 “Equity” of the Notes to Consolidated Financial Statements, presented as temporary equity the amount that would be required to be paid to the holders of the 2015 Notes upon a conversion that exceeds the carrying amount of the liability classified component of the convertible debt instrument. We consider the classification made in previous periodic filings related to this topic to be immaterial. In making this assessment, we considered quantitative and qualitative factors in accordance with the guidance provided in SEC Staff Accounting Bulletin No. 99 “Materiality”, and SEC Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.

We note that in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, we have disclosed on page 20 within Item 1A “Risk Factors”, on page 34 within Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, on page 38 within Item 7A “Quantitative And Qualitative Disclosures About Market Risk”, and on page 66 within Note 12 “Contractual Obligations” of the Notes to Consolidated Financial Statements, that the full amount of principal of the 2015 Notes is payable in cash, upon conversion, to the holders of the 2015 Notes.

We will continue to evaluate and present the appropriate amounts of temporary equity in our future periodic filings with the Commission, when applicable.

Form 8-K filed on November 6, 2013

2.
We note your disclosure that business operations to be divested include the revenues and operating expenses from the recently acquired call center and BPO business, both of which were acquired during the year ended September 30, 2013, and which Concur intends to divest. Tell us what consideration you gave to classifying these operations as held for sale and presenting as discontinued operations in your financial statements for the year end September 30, 2013, in accordance with ASC 360-10-45-9 and ASC 205-20-45. As part of your response, tell us how you considered the provisions of ASC 350-20-40-4 and 5 in determining the carrying value of any goodwill to be included in the disposal group.

Securities and Exchange Commission
February 7, 2014

Response:
We have considered the disclosure requirements of ASC 205-20-45, ASC 350-20-40, and ASC 360-10-45 in relation to operations held for sale and presented as discontinued operations. We acknowledge that, under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as “held-for-sale” under the requirements of paragraph ASC 360-10-45-9, is required to be reported in discontinued operations in accordance with paragraph ASC 205-20-45-3. As part of our acquisition of TRX, Inc. in July 2013 (“TRX Acquisition”), we acquired the call center and BPO business units of TRX. While our intent is to dispose of these two components, neither of them met the definition of “held-for-sale” classification in accordance with ASC 360-10-45-9 as of September 30, 2013.

ASC 360-10-45-9(d) requires that, in order for a business to qualify for “held-for-sale” classification, an actual sale must be considered probable. Following the TRX Acquisition, we commenced efforts to actively market the call center and BPO businesses for sale. However, despite those efforts, and based on the responses we received from the market participants that we approached, we were not able to assert that the sale of these businesses were probable as of September 30, 2013. Accordingly, we determined that the analysis of discontinued operations classification under ASC 250-20-45-1 was not applicable as of that date.

Because the call center and BPO businesses did not qualify as “held-for-sale” as of the date of the TRX Acquisition or September 30, 2013, we did not allocate any of the goodwill generated in the TRX Acquisition to these components. If either of these businesses qualify as “held-for-sale” in a future period, we expect the amount of goodwill that would be assigned to such businesses to be immaterial. As of the date of this letter response, we estimate the relative fair value of the call center and BPO businesses combined to be significantly less than 1% of the total fair value of our reporting unit (Concur Technologies, Inc.). Furthermore, we note that the fair value of these businesses was minor compared to the total purchase price in the TRX Acquisition.

* * *

Securities and Exchange Commission
February 7, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (425) 590-5944.

Sincerely yours,

/s/ Melanie Morgan

Melanie Morgan
Vice President, Head of Corporate Legal

cc:	Francis J. Pelzer V, Concur Technologies, Inc.
Gary Homsley, Grant Thornton LLP
Horace Nash, Fenwick & West LLP